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                              September 30, 2022

       Keith Gottesdiener, M.D.
       President and Chief Executive Officer
       Prime Medicine, Inc.
       21 Erie Street
       Cambridge, MA 02139

                                                        Re: Prime Medicine,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2022
                                                            File No. 333-267579

       Dear Dr. Gottesdiener:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure on page 48, that your "licensors retain control of preparation, filing, prosecution and
maintenance of their wholly-owned patents and patent
                                                        applications" and your
disclosure on page 206 that the '770 Patent was "issued by the
                                                        USPTO to Broad
Institute." Given these disclosures, please place your disclosure in the penultimate paragraph
of this section in context to clarify, for example, if true, that the inventions underlying
the '770 Patent were developed at Broad Institute and to clarify which party pursued the
preparation, filing and prosecution of this patent.
 Keith Gottesdiener, M.D.
FirstName  LastNameKeith   Gottesdiener, M.D.
Prime Medicine,  Inc.
Comapany 30,
September  NamePrime
               2022    Medicine, Inc.
September
Page 2     30, 2022 Page 2
FirstName LastName
Friedreich's Ataxia: Correcting Repeat Expansions in the FXN Gene, page 8

2. Please remove the statement on this page and on page 182 that "[y]our Prime Editors can restore normal function of patient sensory neurons." Efficacy determinations are in the exclusive purview of the FDA or other regulators. In this regard, we note your statement on page 1 that "[g]ene editing, including platforms such as Prime Editing, is a novel technology that is not yet clinically validated for human therapeutic use."
Principal Stockholders, page 256

3. Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by F-Prime Capital Partners Life Sciences Fund VI
         LP.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Gabriela Morales-Rivera, Esq.